Focus Funds Series, Inc.
200 West Sahara Avenue #810
Las Vegas, Nevada 89102

March 21, 2016

VIA EDGAR

Public Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Focus Funds Series, Inc. (File Nos. 333-205601, 811-23071) Request for Withdrawal of Registration Statement on Form N-1A and Withdrawal of Amendment to Registration Statement on Form N-1A/A

Dear Sir or Madam:

Focus Funds Series, Inc. (the "Trust") respectfully requests the withdrawal of the Trust's Registration Statement filed pursuant to Rule 485(b) on behalf of the Focus Fund Series A (the "Funds") on July 10, 2015 (accession number 0001162044-15-000665) and respectfully requests the withdrawal of Post-Effective Amendment No. 3 to the Trust's Registration Statement filed pursuant to Rule 485(b) on behalf of the Focus Fund Series A (the "Funds") on December 18, 2015 (accession number 0001162044-15-001312). These filings need to be withdrawn because Focus Funds Series, Inc was a Nevada Corporation. As of February 19, 2016 Focus Funds Series has been registered as a Delaware Business Trust. Therefore, it is in the best interests of the Trust and the public that the filings be withdrawn.

Sincerely,

Rajendra Prasad

Rajendra Prasad
President
Focus Funds Series, Inc.